Apex Farms Corp.

1105 Monterey Place

Wilmington, DE 19809

September 10, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Donald E. Field

Re:	Apex Farms Corp.
Offering Statement on Form 1-A
File No. 024-10856

Dear Mr. Field:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Apex Farms Corp. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Wednesday, September 12, 2018.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

Apex Farms Corp.

By:	/s/Alexander M. Woods-Leo
Alexander M. Woods-Leo Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.